12014226

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HANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41551

SEC RECEIVED FEB 29 2012 WASH., D.C. SEC PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elish & Elish, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 E. Pike St.
(No. and Street)

Canonsburg, PA 15317
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Elish 724-745-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Oliver & Associates
(Name – *if individual, state last, first, middle name*)

529 Fairmont Ave. Fairmont, WV 26554
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter M. Flish, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Flish & Flish, Inc., as of February 13, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Phillip A. Trozzi, Notary Public
Canonsburg Boro, Washington County
My Commission Expires June 2, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELISH AND ELISH, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

Oliver and Associates, CPAs
Fairmont, West Virginia

ELISH AND ELISH, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

OLIVER & ASSOCIATES (304) 363-2721
529 FAIRMONT AVE. ACCOUNTANTS & CONSULTANTS FAIRMONT, WV 26554

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Elish and Elish, Inc.
Canonsburg, PA 15317

We have audited the accompanying Statement of Financial Condition of Elish and Elish, Inc. (an S-Corporation operating as a fully disclosed broker-dealer) as of December 31, 2011, and the related Statements of Income and Changes in Stockholder's Equity, Changes in Subordinated Liabilities and Cash Flows for the year then ended pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Elish and Elish, Inc. as of December 31, 2011, and the Income and Changes in Stockholder's Equity, Changes in Subordinated Liabilities and Cash Flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information and calculations performed in Footnotes III and V have been presented as a part of our financial report in consideration of the section 15c3-1 Net Capital Requirement of the Pennsylvania Securities Commission. This rule has specified as of December 31, 2011, a minimum net capital requirement at any one (1) point in time of six thousand dollars ($6,000.00) for fully disclosed broker-dealers operating through a clearinghouse (after exclusion of certain non-allowable assets). Based upon our calculation, it would appear that the Company was in technical satisfaction of this requirement at the date of these financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Oliver and Associates
February 27, 2012

OLIVER & ASSOCIATES (304) 363-2721
529 FAIRMONT AVE. ACCOUNTANTS & CONSULTANTS FAIRMONT, WV 26554

ELISH AND ELISH, INC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2011

ASSETS:		
Current Assets:		
Cash	$	11,293.63
Accounts Receivable		29,581.22
Investments Held by Legent Clearing (Note I, II)		10,000.00
	$	50,874.85
Equipment:		
Office Furniture and Equipment (Note I)		40,274.98
Less: Accumulated Depreciation		(39,750.35)
		524.63
Other Assets:		
Organizational Costs (Notes I)		2,377.75
Less: Accumulated Amortization of Organizational Costs		(2,377.75)
		--.--
TOTAL ASSETS	**$**	**51,399.48**
LIABILITIES AND STOCKHOLDER'S EQUITY:		
LIABILITIES:		
Current Liabilities:		
Accounts Payable (Note I)	$	21,543.43
Accrued Payroll and Corporate Business Taxes (Note I)		591.28
	$	22,134.71
Other Liabilities:		
Subordinated Loan		10,000.00
TOTAL LIABILITIES	**$**	**32,134.71**
STOCKHOLDER'S EQUITY:		
Capital Stock $1.00 Par value; 1,000,000 Shares Authorized 25,000 Issued; 20,000 Outstanding (Note I)	$	25,000.00
Additional Paid in Capital		93,268.27
Retained Earnings		(94,003.50)
LESS: Treasury Stock (Note I)		(5,000.00)
TOTAL STOCKHOLDER'S EQUITY	**$**	19,264.77
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**51,399.48**

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

ELISH AND ELISH, INC
STATEMENT OF INCOME AND
CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2011

REVENUES:		
Gross Commissions from Investment Transactions (Note I)	$	113,792.91
Other Income (Loss) from Company Transactions		66,119.22
Investment Company Portfolio – Advisory Fee Income (Note VII)		23,682.59
Other Miscellaneous Income		18,305.56
TOTAL REVENUES	$	221,900.28
OPERATING EXPENSES:		
Advertising and Promotional Expenses		3,3339.43
Broker Commissions (Note I)		110,875.34
Business Gifts and Donations		4,109.89
Clearinghouse Fees (Notes I)		35,910.04
Depreciation Expense		349.76
Dues and Registration Expenses		5,863.67
Insurance Expense: Business and General Liability		1,358.96
Interest Expense		417.72
Maintenance and Clearing of Office		2,091.40
Meals and Entertainment Expense		3,534.37
Office Supplies Expense		4,716.75
Payroll and City Privilege Taxes		2,791.42
Postage and Freight Expense		679.87
Printing Expense		631.55
Professional Services		13,487.50
Publications and Subscription Expense		1,688.08
Rental Expense of Office Space (Note I)		3,300.00
Salary Expense (Notes I)		29,525.10
Telephone and Internet Expenses		2,459.81
Travel and Lodging Expense		629.00
Continuing Education		257.00
Capital Stock Tax		291.55
Utilities Expense		778.73
Vehicle Expense		1,930.24
TOTAL OPERATING EXPENSES		**232,047.26**
Net Revenues Over (Under) Expenses for the year		(10,146.98)
PLUS: Beginning Balance Stockholder's Equity at January 1, 2011		35,141.76
Dividends Paid		(5,730.00)
Ending Balance of Stockholder's Equity at 12/31/11	$	19,264.78

Net Income (Loss) per share:($ 00.51)

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

OLIVER & ASSOCIATES (304) 363-2721
529 FAIRMONT AVE. ACCOUNTANTS & CONSULTANTS FAIRMONT, WV 26554

ELISH AND ELISH, INC
STATEMENT OF CASH FLOWS
As of December 31, 2011

SOURCES OF CASH:

Operations:

Net Revenues Over (Under) Expenses for Year Ended December 31, 2010	$	(10,146.98)
ADD: Depreciation Expense		349.76
Adjusted Net Revenues Over (Under) Expenses For the Year Ended 12/31/11		(9,797.22)
Decrease (Increase) In Proprietary Accounts Receivable		(2,662.51)
Decrease (Increase) In Commissions Receivable		6,910.69
Increase (Decrease) In Accounts Payable – Trade		(16,963.13)
Increase (Decrease) In Corporate Tax Related Accruals		(868.15)
Cash Provided From (Used In) Operations	$	(23,380.32)
Financing Activities:		
Dividends paid		(5,730.00)
Cash provided From (Used In) Financing Activities	$	(5,730.00)
Investing Activities:		
Sale of Investment		38,871.39
Cash Provided From (Used In) Investing Activities		38,871.39
TOTAL CASH PROVIDED FROM (USED IN) THE YEAR ENDED DECEMBER 31, 2011		9,761.07
BALANCE OF CASH ACCOUNTS AT JANUARY 1, 2011		1,532.56
BALANCE OF CASH ACCOUNTS AT DECEMBER 31, 2011	$	11,293.63

Additional disclosures:

Interest Expense	$ 332.32
Income Taxes Paid	$ None

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

OLIVER & ASSOCIATES (304) 363-2721
529 FAIRMONT AVE. ACCOUNTANTS & CONSULTANTS FAIRMONT, WV 26554

ELISH AND ELISH, INC
For the year ended December 31, 2011

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

Balance at January 1, 2011	$ 10,000.00
Inc(Dec) In Subordinated Loans to Corporation	--.--
Balance at December 31, 2011	$ 10,000.00

See Accompanying Independent Auditor's Report and Notes to the Financial Statements

OLIVER & ASSOCIATES (304) 363-2721
529 FAIRMONT AVE. ACCOUNTANTS & CONSULTANTS FAIRMONT, WV 26554

ELISH AND ELISH, INC.

As of December 31, 2011

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

No schedule is attached for the above computation, nor the information relating to the Possession or Control Requirements, for Elish and Elish, Inc. as of December 31, 2011, since the company operates as a fully disclosed broker and has no possession or safeguarding responsibilities for any client securities.

See Accompanying Independent Auditor's Report and Notes to the Financial Statements.

ELISH AND ELISH, INC.
Notes to the Financial Statements
December 31, 2011

I. General Background and Summary of Significant Accounting Principles:

Elish and Elish, Inc. (The "Company") was first incorporated on May 22, 1989 as a domestic Sub-Chapter S Corporation authorized to do business as an investment Brokerage company under the regulations of the Commonwealth of Pennsylvania.

While the Company was originally owned and closely held by three (3) shareholders (namely, Peter M. Elish, who has always served as the business manager, and his parents, who were simply passive investors) the Company did undergo a re-organization at the beginning of the 1992 calendar year, at which time, Mr. Elish was gifted all the shares originally held by his parents. From that point forward through the beginning of 2008, aside from the receipt of a five thousand dollar ($5,000.00) personal subordinated loan from a relative in 1997, (both of which had either been paid off or converted into permanent paid in capital as of December of 1999), the Company had been operating under the sole leadership of Peter M. Elish, without any further financial or advisory input from outside sources.

During 2008, as a result of the firm's original clearinghouse being placed under SIPC protective receivership in May and as a result of there being approximately thirteen thousand dollars $13,000.00) of amounts still receivable from that clearinghouse in the form of collateral deposit or proprietary accounts and final month net commissions receivable, the Firm found it necessary to arrange a subordinated loan agreement with the shareholder's mother and aunt for a total of twenty thousand dollars ($20,000.00). To finalize such a loan agreement, the relatives of the shareholder had agreed to deposit two (2) different mutual fund holdings (having an overall market value in excess of twenty thousand dollars ($10,000.00 as of the end of 2010) directly with the firm's current clearinghouse, namely, Legent Clearing, in the form of a special clearing deposit account. This asset has been shown as a separate line item on the firm's statement of financial condition as of December 31, 2011, and has also been ruled to be an "allowable asset" for purposes of the firm's net capital computation, due to the subordination feature of such a loan to the Company (see net capital computation detail under Footnote III). It should be noted that even though the mutual fund values at December 31, 2011 were approximately thirty-two thousand dollars ($32,000.00), the only amount that can be reflected on the Company's financial statements at this date is the ten thousand dollars ($10,000.00) for which a formal secured demand note agreement had been perfected. The remainders of the mutual fund investments are still considered to be in the name of the individual lenders, and therefore, cannot be regarded as Company assets.

Regarding company operations, Elish and Elish, Inc. has, since its inception date, held itself out as a "fully disclosed broker-dealer", performing one hundred percent (100%) of its trading activities in the current year (i.e. except for mutual fund investments and insurance annuity products) through its current clearing house, Legent Clearing.

As an introducing broker in this fully disclosed status, the Company has always been required to maintain a minimum level of net capital in the company. Although, such level of required capital investment was as high as fifty thousand dollars ($50,000.00) in prior years, the regulations were changed in 1996, thereafter allowing Elish and Elish, Inc. to satisfy its capital requirement with a smaller minimum (currently only six thousand dollars ($ 6,000.00).

OLIVER & ASSOCIATES (304) 363-2721
529 FAIRMONT AVE. ACCOUNTANTS & CONSULTANTS FAIRMONT, WV 26554

ELISH AND ELISH, INC.
Notes to the financial statements
December 31, 2011

(Continued)
In addition to this overriding net capital requirement, the current clearinghouse also has continued to require a certain amount of collateral to be deposited with it as part of the clearinghouse agreement, which amount has been more than covered at this time by mutual funds contributed to the firm by the shareholder's relatives under the aforementioned subordinated loan agreement.

Contrubuted Capital - 2011
During March of 2010, Peter Elish contributed securities in the amount of $ 38,871.39 (market value) to the Company. The amount was recorded as contributed capital in the equity section and at December 31, 2010 resulted in a net amount of $32,940.43 of additional capital. That item was sold in 2011. Stocks having value in the amount of $ 31,972 were pledged.

Method of accounting presentation:
The Corporation's books and records are currently maintained for financial statement purposes on an accrual basis of accounting, which serves to recognize income as it is earned (as opposed to when it is received in cash) and expenses as they are incurred (as opposed to when they are actually paid). This normally is accomplished through the creation of both accounts receivable and accounts payable, as shown on the accompanying Statement of Financial Condition. Such accounts in the current year purport to show amounts due from the clearinghouse or mutual fund families on transactions with a trade date before December 31, 2011, and amounts payable on such transactions or on other outside vendor services performed before the end of the calendar year respectively.

Under this general accounting framework, the following other significant accounting principles have been observed in the preparation of the attached financial statements.

Investments:
As had been mentioned previously, the investments $ 38,871.39 were sold during 2011. The subordinated loan is still supported by pledged amounts, as of the current balance sheet date, the ten thousand dollar ($10,000.00) clearinghouse collateral deposit account, which is invested in a mutual fund account, with an overall value actually in excess of the reported ten thousand dollar ($10,000.00) subordinated loan amount as of December 31, 2011. As mentioned earlier, the subordinated loan amount is the only portion allowed to be reported on the Company financial statement of condition, with any excess still belonging to Mr. Elish's relatives.

Furniture, Fixtures, and Equipment:
As of the initial date of incorporation in 1989, the stockholders had contributed office equipment purchased in prior years at a cumulative cost of four thousand four hundred eighty-one dollars ($4,481.00), for which depreciation expense of this entire amount had already been recognized on previous years' tax returns. Current year's purchases amounted to zero with depreciation at $ 349.76.

While accounting theory still presupposes a basis equivalent to the fair market value of the equipment contributed at the time of incorporation, the difference in this case was judged by management to be immaterial given the age and possible obsolescence of the items; therefore, this furniture and equipment has been shown in all previous years' statements, and continues to be shown on the current year's statements, at a net book value of zero (-0-). Current items net of depreciation are $ 524.63

OLIVER & ASSOCIATES (304) 363-2721
529 FAIRMONT AVE. ACCOUNTANTS & CONSULTANTS FAIRMONT, WV 26554

(Continued)

Also, during the 1989 year, certain remodeling and leasehold improvement costs had been incurred by the shareholders in the development of their office space, and these costs had been capitalized under the leasehold improvements category on the corporate Statement of Financial Condition. Since the date of their incurrence, these costs had been amortized over an expected life of seven (7) years from a beginning date of August 1, 1989. As of August 1, 1996, such initial improvements were completely amortized and therefore no further expense has been shown on the accompanying 2010 calendar year financial statements.

Since year end 1989 through the date of this statement, other new equipment had been purchased in the cumulative amount of fifty-two thousand nine hundred ninety-nine dollars ($52,999.00), including several items originally classified as capitalized leases, for which all obligations had been satisfied as of December 31, 2011. As of the end of calendar year 2011, a total of thirty-three thousand thirteen dollars (34,106.26) of equipment still remained on hand, for which annual depreciation expense has been calculated using either a five (5) or seven (7) year life from the date of initial service, under a method similar to the modified accelerated depreciation system commonly utilized for tax purposes after 1986.

Management has always felt that this method closely approximates the estimated useful life and pattern of obsolescence expected from such equipment, in accordance with generally accepted accounting principles.

While additional expenditures may have been made during the current year for maintenance and repair of the various pieces of equipment and furniture, such costs have been directly deducted on the Statement of Income under the theory that they have not significantly contributed to the life of the equipment involved and should therefore be expensed immediately.

Organizational Costs:

This category reflects the legal costs and federal and state licensing fees incurred in the process of originally incorporating and registering the brokerage business in the state of Pennsylvania. Generally accepted accounting principles specify that such costs (other than ongoing routine fees) should be capitalized in the first year of business and amortized over a period of not less than sixty (60) months from the date of inception of the business. Accordingly, the attached financial statement has reflected accumulated amortization of these costs over a sixty (60) month period beginning with the date of incorporation on May 22, 1989. Since this period ended in calendar year 1994, no further amortization expense has been reflected on the Statement of Income in the current year.

Lease Agreement Entered Into By Elish and Elish, Inc.:

The Company still holds a long-term lease contract for its office space with rent currently due in the amount of approximately four hundred dollars ($400.00) per month. These operating lease expenditures have been classified as a part of rental expense on the accompanying Statement of Income, as is normally required by accounting theory pertaining to pure operating leases. Moreover, even though the lesser of the Company's office space continues to be a partnership of which Mr. Elish is a general partner, management does not feel that the agreement constitutes a related party problem, since the negotiated rental agreement itself is in accord with general fair market rates in effect for that particular area, and appears to have been determined strictly on an "arms length" basis between the lesser and lessee.

(Continued)

Federal and Pennsylvania Income Taxes Payable:

The Company has elected to be taxed under provisions of Sub-Chapter S of both the Internal Revenue Service Code and the Pennsylvania State Tax Regulations. Under such provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its own net income nor is it liable in the current year for Pennsylvania capital stock tax. Rather, the stockholder is held individually liable for the Company's taxable income flowing through to his personal income tax return. As a result, no Federal or Pennsylvania corporate income tax liability or deferral has been presented on the accompanying Statement of Financial Condition.

It should be noted, however, that if tax liability were indeed required to be reflected on the accompanying statements, the uses of the cash basis of accounting by the shareholder for income tax purposes (and the resulting adjustment of receivables and payables for tax calculations) would result in no significant difference in tax this year from the normal accrual tax calculation for the period ended December 31, 2011.

Payroll Liabilities:

As noted in the previous years' annual reports, prior to the first quarter of 1990, no compensation was ever paid to the shareholders for services performed during the developmental stages of the business from May 22, 1989 through the first two (2) months of 1990. However, no liability for back wages has ever been reflected on the audited statements due to the Board of Directors' agreement (prior to the incorporation date) to permanently waive any compensation to its shareholders-employees until the Company began to make at least ten thousand dollars ($10,000.00) of gross income in any one (1) month, which amount was judged to be a sufficient base for maintaining the Company operations while paying its active registered agents. Therefore, there was never any intent by the Board of Directors to establish a retroactive_wage for past services, and consequently, no accrual for such past liability has ever been deemed necessary.

Similarly, in view of the intent of this agreement, no further liability has ever been recorded for any difference between what Mr. Elish accepted as payments for services in various past years or in the current year and what he might have expected to receive in the open market for the performance of similar services. Management's intent has never been to guarantee Mr. Elish a specified wage each year, and therefore, it has not been deemed necessary to reflect an accrual for any additional payroll due at December 31, 2011.

Use of Estimates in Financial Statement Preparation:

The preparation of financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from such estimates.

II. **Clearinghouse Agreement with Elish and Elish, Inc.:**

As indicated previously, Elish and Elish, Inc. has elected at this time to be considered as a fully disclosed broker dealer operating primarily through a clearinghouse for its transactions, which, in turn, permits it to pass a large portion of its record-keeping responsibilities along to such clearinghouse and to simply receive a net commission on all sponsored transactions.

ELISH AND ELISH, INC
Notes to the Financial Statements
December 31, 2011

(Continued)
Per the current clearinghouse agreement with Legent Clearing, as well as per the agreement with its previous clearinghouse, North American Clearing Inc. Elish and Elish, Inc. has continued to maintain a minimum balance in a clearinghouse account, with the current amount being twenty thousand dollars ($20,000.00) held at Legent Clearing, up from the prior Clearinghouse deposit of approximately ten thousand dollars ($10,000.00), and five thousand two hundred twenty-six dollars ($5,226.65) is still to be returned to the firm at December 31, 2011, as a result of the Company's claim already submitted to the receiver of North American Clearing, Inc. This receivable has been individually listed on the Company's statement of financial condition at December 31, 2011.

III. **Net Capital Requirement under Section 15c3-1**:
Under the current Regulation Section 15c3-1, a fully disclosed broker-dealer is required to constantly maintain a minimum of six thousand dollars ($6,000.00) net capital after reduction for certain non-allowable assets. The calculation of the Company's net capital at December 31, 2011 is as follows:

Total Net Worth at 12/31/11	$ 19,264.78
Plus: Subordinated Loan	10,000.00
Less: Unallowable Assets:	
Furniture and Equipment	- 524.64
Total Allowable Net Capital at 12/31/11	$ 28,740.14

Regarding the Company's aggregate indebtedness ratio (total indebtedness compared to the Company's net capital) at the date of the financial statements, the calculation is well under the eight to one (8:1) ratio limitation as set by Section 15c3-1 of the Pennsylvania Securities Commission Regulations. The actual ratio this year is closer to one to one (1:1).

IV. **Net Capital Reserve Requirement under Section 15c3-3:**
No schedule of net capital reserve requirement calculation has been included in this report since the Company has not yet engaged in any sales or brokering activities (through the date of this report) which would require maintenance of a special reserve bank account for the exclusive benefit of customers and the possession of control of any customer paid and excess margin securities.

OLIVER & ASSOCIATES (304) 363-2721
529 FAIRMONT AVE. ACCOUNTANTS & CONSULTANTS FAIRMONT, WV 26554

ELISH AND ELISH, INC.
Notes to the Financial Statements
December 31, 2011

(Continued)

V. **Reconciliation of Audit Computation of Net Capital and Broker's corresponding Unaudited Focus Report Part II Computation at December 31, 2011:**

Description of Net Capital Item	Amount Per Focus Report	Adjustments DR	Adjustments CR	Audit Report
Cash Accounts	$ 11,293.63			$ 11,293.63
Commission Trade Receivables (Non-Allowable)	-0-			-0-
Commission Trade Receivables (Allowable)	29,581.22			29,581.22
Securities Owned (Allowable)	--.--			--.--
Less: Adjustment per Reg. 15c3-1(f)	--.--			--.--
Furniture and Fixture Costs (Non-Allowable Assets)	-0-	524.64		524.64
Subordinated Loan Assets	10,000.00			10,000.00
Accounts Payable and Other Liabilities	(32,134.71)			(32,134.71)
Add Back: Subordinated Loan	10,000.00		10,000.00	--.--
Totals @ 12/31/11 (Excluding Non-Allowable Assets)	$ 28,740.14	$ 524.64	$ 10,000.00	$ 19,264.78

VI. **Retirement Plan for the Sole Shareholder:**

No recognition of the owners' self employed retirement plan assets has been made on the accompanying statements, since the retirement plan holdings are not considered to be assets of Elish and Elish, Inc. for financial statement presentation purposes.

Additionally, the business does not anticipate making any contribution into the owner's plan for 2011, and therefore, no liability for such a payment has been accrued on the financial statements as of December 31, 2011.

OLIVER & ASSOCIATES (304) 363-2721
529 FAIRMONT AVE. ACCOUNTANTS & CONSULTANTS FAIRMONT, WV 26554

(Continued)

VII. Economic Concentration of Business:

At this point in time, the business of Elish and Elish, Inc. derives most of its revenues from the southern suburbs of Pittsburgh, Pennsylvania, which continue to experience much of the same economic conditions as the rest of the country going into the 2008 calendar year and as continued through the 2011 calendar year. The use of additional registered representatives to expand the customer base has helped to stabilize the overall level of net revenues somewhat, as has the provision of investment advice to current clients, just begun at the end of the 2007 calendar year.

The success of any future marketing efforts in these areas, however, cannot be predicted with any certainty at this date.

VIII. Capital Requirement Controversy:

As at the date of this report, Mr. Peter Elish had responded to information from FINRA that there was an issue wherein perhaps Elish & Elish, Inc. and Mr. Elish, in particular, and/or a person in his employ had taken an action that would cause the Company's capital requirement to be increased to $ 250,000. The Capitalization rules are being reviewed and it is expected that a final determination will result in Elish & Elish, Inc. and all involved to be found to be in compliance with the rules. That determination is expected early in March of 2012.

EXHIBIT I

Independent Auditor's Report on Internal Accounting Control Required Under SEC Rule 17a-5

Board of Directors of
Elish and Elish, Inc.
Canonsburg, PA 15317

In planning and performing our audit of the financial statements of Elish and Elish, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures (including a test of compliance with such practice and procedures) followed by Elish and Elish, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), namely, the making of periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserves required by rule 15c-3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a13, and complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practice and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

OLIVER & ASSOCIATES (304) 363-2721
529 FAIRMONT AVE. ACCOUNTANTS & CONSULTANTS FAIRMONT, WV 26554

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

It should be noted that the owner of the business is the only employee of the business and therefore the total system of internal controls, for this company, rests on his shoulders. It is solely his duty to see that the assets of the business are properly maintained, preserved and conserved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Oliver and Associates
February 27, 2012

OLIVER & ASSOCIATES (304) 363-2721
529 FAIRMONT AVE. ACCOUNTANTS & CONSULTANTS FAIRMONT, WV 26554

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

EXHIBIT II

CERTIFICATION BY THE CHAIRMAN OF THE BOARD, CEO AND CFO

I, Peter M. Elish, certify that:

1. I have reviewed these financial statements of Elish & Elish, Inc (for the year 2011);
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. I am the only officer (or employee) of the company and I, alone, am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d) and internal control over financial reporting (as defined by Exchange Act Rules 13a-15(f) and 15d-15 (f) for my company and have;
   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the company, is made known to me, particularly during the period in which this annual report is being prepared;
   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. disclosed in this report any change in the company's internal control over financial reporting that occurred during the company's most recent fiscal quarter (the company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting;
5. I have disclosed, based on my most recent evaluation, to the company's auditors:
   a. all significant deficiencies and material weaknesses in the design or operation of internal controls, which are reasonably likely to adverse the company's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have ~~a~~ significant role in the company's internal controls.

Date: 5 27, 2012

Peter M. Elish
Chairman of the Board, CEO AND CFO